FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on April 28, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), reporting its annual financial results for the year ended March 31, 2006 (fiscal 2006).

2.	Supplemental consolidated financial data for fiscal 2006 ended March 31, 2006.

3.	News release issued on April 28, 2006, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares.

4.	News release issued on April 28, 2006, by the registrant, announcing plans to increase dividends for fiscal 2007 ending March 31, 2007.

5.	News release issued on April 28, 2006, by the registrant, announcing that its Board of Directors resolved to repurchase its own shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: May 12, 2006

April 28, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan) International PR (Tel: +81-3-3578-1237) Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205) Jim Reilly (U.S.) (Tel: +1-201-392-6067) Brendon Gore (Europe) (Tel: +44-20-8899-2217)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 117 yen.)

MATSUSHITA REPORTS ANNUAL NET PROFIT INCREASE

- Sales and earnings up for fourth consecutive year -

Osaka, Japan, April 28, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its annual financial results for the year ended March 31, 2006 (fiscal 2006).

Consolidated Results

Consolidated group sales for fiscal 2006 increased 2%, to 8,894.3 billion yen (U.S.$76.02 billion), from 8,713.6 billion yen in the previous fiscal year. Explaining fiscal 2006 results, the company cited sales gains in digital audiovisual (AV) products, especially V-products. Of the consolidated group total, domestic sales increased 1% to 4,611.4 billion yen ($39.41 billion), compared with 4,580.5 billion yen a year ago. Overseas sales were up by 4%, to 4,282.9 billion yen ($36.61 billion), from 4,133.1 billion yen in fiscal 2005, ending March 31, 2005.

During the fiscal year under review, the global economy was favorable overall, with strong growth in the United States and China, as well as a moderate economic recovery in Japan. The electronics industry as a whole continued steady growth, with strong demand for IT-related products and rapid market expansion in flat-panel TVs, in addition to an upturn in the components and devices industry. However, a severe business environment continued due mainly to rising raw materials costs and price declines mainly in digital AV products, caused by intensified global competition. Under these circumstances, Matsushita viewed fiscal 2006, the second year of the mid-term management plan Leap Ahead 21 ending March 31, 2007, as a crucial year in establishing growth at each business domain company. To achieve the goals of this management plan, the company implemented growth strategies and strengthened management structures, resulting in a certain degree of success.

Matsushita aggressively launched and promoted a new series of V-products to capture top shares in high-volume markets and make a significant contribution to overall business results. The company also continued its focus on simultaneous global product introductions in digital AV and other product categories to continually expand priority businesses. As part of collaboration activities with Matsushita Electric Works, Ltd. (MEW), in April 2005, Matsushita reorganized overlapping businesses and sales channels in such areas as electrical supplies, building equipment and home appliances. The company also launched Collaboration V-products such as bathroom systems and air purifiers, while utilizing MEW marketing channels to increase sales of air conditioners. Aiming to reinforce its management structures, the company has made all-out efforts to reduce materials costs and other expenses. These activities, including company-wide cost reduction activities, have contributed to enhanced profitability, despite a severe management environment.

Regarding earnings, negative factors such as increased raw materials costs and intensified global price competition were more than offset by sales gains, comprehensive cost reduction efforts and other positive factors. As a result, consolidated operating profit1 for this fiscal year increased 34%, to 414.3 billion yen ($3.54 billion), compared with 308.5 billion yen in the previous year. In other income (deductions), the company incurred 37.0 billion yen in expenses associated with the implementation of early retirement programs, 85.3 billion yen as impairment losses associated with such businesses as CRT TV and 24.9 billion yen as expenses associated with a recall of certain kerosene fan heaters, which the company manufactured and sold in Japan between 1985 and 1992. Meanwhile, the company recorded a 78.9 billion yen gain on sale of marketable securities and 22.5 billion yen related to the liquidation of a consolidated subsidiary, MEI Holding Inc. (MHI)2. These factors, as well as increased operating profit, led to a consolidated pre-tax income of 371.3 billion yen ($3.17 billion), up 50% from 246.9 billion yen a year ago. Net income for the fiscal year, despite the adverse effects of equity in losses of CRT TV-related associated companies, totaled 154.4 billion yen ($1.32 billion), an increase of 164% from 58.5 billion yen in the previous year. Net income per common share for the fiscal year was 69.48 yen ($0.59) on a diluted basis, versus a net income per common share of 25.49 yen a year ago.

Consolidated Sales Breakdown by Product Category3

The company’s annual consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 4% to 3,688.3 billion yen ($31.52 billion), compared with 3,558.8 billion yen in the same period of the previous year. Sales of video and audio equipment increased 6% from the previous year, due mainly to strong sales of digital AV products, such as plasma TVs and digital cameras.

Sales of information and communications equipment increased 2%, mainly a result of sales gains in PCs and automotive electronics, which were more than sufficient to offset decreased sales in cellular phones.

[1]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 13.
[2]	For more information, see press release issued on February 2, “Matsushita to Divest Stake in Universal.”
[3]	For restatement of prior year segment disclosure, see Note 8 of Notes to consolidated financial statements on pages 13-14.

Home Appliances

Sales of Home Appliances increased 2% to 1,183.1 billion yen ($10.11 billion), compared with 1,156.5 billion yen in the previous year. Within Home Appliances, sales gains were recorded in air conditioners and microwave ovens, which were sufficient to offset decreased sales in vacuum cleaners and other household equipment, resulting in overall increased sales.

Components and Devices

Sales of Components and Devices decreased 2% to 1,086.6 billion yen ($9.29 billion), compared with 1,112.5 billion yen in the previous year. Sluggish sales in semiconductors for the fiscal year, despite increased sales in electronic components and devices, led to overall lower sales in this category.

MEW and PanaHome

Sales of MEW and PanaHome increased 1% to 1,570.8 billion yen ($13.43 billion) from 1,559.0 billion yen a year ago. Sales at MEW and its subsidiaries were mostly unchanged from the previous year, with favorable sales in electrical construction materials and automation controls. At PanaHome Corporation, sales gains were recorded in detached housing, contributing to increased sales.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 699.0 billion yen ($5.97 billion), down 3% from 717.8 billion yen a year ago. Despite favorable sales in software and media, sales downturns in AV equipment and devices led to overall decreased sales compared with a year ago.

Other

Sales for Other increased 9% to 666.5 billion yen ($5.70 billion), from 609.0 billion yen a year ago. Strong sales were recorded in factory automation (FA) equipment, resulting in overall increased sales in this category.

Non-Consolidated (Parent Company Alone) Results

Parent-alone sales increased 8% to 4,472.6 billion yen, from 4,145.7 billion yen in the previous year. Strong sales of AVC Networks, particularly in digital AV products, contributed to overall sales gains.

Regarding parent-alone earnings, the increase in sales and company-wide cost reduction efforts resulted in a parent-alone operating profit of 123.2 billion yen, up 39% from 88.4 billion yen in fiscal 2005. Recurring profit also increased 86% to 216.4 billion yen, compared with 116.3 billion yen in the previous year, mainly a result of an increase in dividend income. The parent company recorded a non-recurring income of 67.1 billion yen related to the sale of securities, while incurring non-recurring losses, including 113.2 billion yen as restructuring expenses including losses related to the closing of overseas CRT TV-related factories, 184.5 billion yen as a loss on valuation of securities associated with the liquidation of MHI and 24.9 billion yen as expenses resulting from the aforementioned recall of kerosene fan heaters. These and other factors resulted in a parent-alone net income of 20.4 billion yen, down 72% from 73.5 billion yen a year ago.

Consolidated Financial Condition

Net cash provided by operating activities in fiscal 2006 amounted to 575.4 billion yen ($4.92 billion), primarily attributable to net income and depreciation. Net cash provided by investing activities amounted to 407.1 billion yen ($3.48 billion). Capital expenditures for tangible fixed assets of 356.8 billion yen ($3.05 billion), mainly related to manufacturing facilities for priority business areas such as plasma display panels (PDPs) and semiconductors, were offset by cash inflows associated with the sale of shares of Matsushita Leasing & Credit Co., Ltd. (MLC)4 as well as Universal-related shares. Net cash used in financing activities was 524.6 billion yen ($4.48 billion), including a repurchase of the company’s common stock and the repayments of long-term debt. All these activities resulted in a balance of cash and cash equivalents of 1,667.4 billion yen ($14.25 billion) at the end of fiscal 2006, whereby the company’s cash balance increased 497.6 billion yen.

The company’s consolidated total assets as of March 31, 2006 decreased 92.3 billion yen to 7,964.6 billion yen ($68.07 billion), as compared to 8,056.9 billion yen at the end of the last fiscal year (March 31, 2005). Stockholders’ equity increased 243.4 billion yen to 3,787.6 billion yen ($32.37 billion). This result was due mainly to an increase in retained earnings and accumulated other comprehensive income, despite an increase in treasury stock on repurchases of the company’s own shares.

[4]	For information about the sale of shares of MLC, see Note 3 of Notes to consolidated financial statements on page 13.

Proposed Year-end Dividend

Total dividends for fiscal 2006, ended March 31, 2006, including an interim dividend of 10.00 yen per common share paid in November 2005, are expected to be 20.00 yen per common share, as compared with total dividends of 15.00 yen for fiscal 2005.

Outlook for Fiscal 2007

Regarding the business environment for the fiscal 2007, ending March 31, 2007, the company currently expects to encounter severe conditions, such as ever-intensifying price declines and rising crude oil and raw materials prices, as well as concerns about economic conditions in the United States and China. Under these circumstances, in fiscal 2007, the final year of the mid-term management plan Leap Ahead 21, Matsushita is making efforts to achieve the goals of the plan by enhancing product competitiveness and strengthening management structures. The company currently expects fiscal 2007 sales on a consolidated basis to total approximately 8,950 billion yen, an increase of 1% from the previous fiscal year. Consolidated operating profit is forecasted to increase by about 9% to approximately 450 billion yen. Consolidated income before income taxes5 is anticipated to increase to approximately 400 billion yen, up 8%, with net income expected to improve to about 190 billion yen, an increase of 23% from the previous fiscal year.

Meanwhile, on a parent company alone basis, Matsushita expects sales in fiscal 2007 to total 4,380 billion yen, down 2% from a year ago. Recurring profit is projected to decrease by 35%, to approximately 140 billion yen, and net income is forecasted to sharply increase to approximately 85 billion yen.

[5]	Factors affecting the forecast for other income (deductions) of 50 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 35 billion yen and other expenses of 15 billion yen.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York, Euronext Amsterdam, and Frankfurt stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Year ended March 31)

	Yen (millions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
Net sales	¥8,894,329	¥8,713,636	102%	$76,020
Cost of sales	(6,155,297)	(6,176,046)		(52,609)
Selling, general and administrative expenses	(2,324,759)	(2,229,096)		(19,870)

Operating profit	414,273	308,494	134%	3,541

Other income (deductions):
Interest income	28,216	19,490		241
Dividend income	6,567	5,383		56
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	—	31,509		—
Interest expense	(21,686)	(22,827)		(185)
Expenses associated with the implementation of early retirement programs **	(37,019)	(101,136)		(316)
Other income (loss), net	(19,039)	6,000		(163)

Income before income taxes	371,312	246,913	150%	3,174

Provision for income taxes	(167,089)	(153,334)		(1,428)
Minority interests	987	(27,719)		8
Equity in earnings (losses) of associated companies	(50,800)	(7,379)		(434)

Net income	¥154,410	¥58,481	264%	$1,320

Net income, basic
per common share	69.48 yen	25.49 yen		$0.59
per ADS	69.48 yen	25.49 yen		$0.59
Net income, diluted
per common share	69.48 yen	25.49 yen		$0.59
per ADS	69.48 yen	25.49 yen		$0.59

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 13-14.

Change in Retained Earnings * (Year ended March 31)
	Yen (millions)			U.S. Dollars (millions)
	2006	2005		2006
Balance at beginning of year	¥2,461,071	¥2,442,504		$21,035
Net income	154,410	58,481		1,320
Cash dividends	(39,105)	(35,251)		(334)
Transfer to legal reserve	(438)	(4,663)		(5)
Transfer to capital surplus due to merger of subsidiaries	(48)	—		(0)

Balance at end of year	¥2,575,890	¥2,461,071		$22,016

* See Notes to consolidated financial statements on pages 13-14.

Supplementary Information (Year ended March 31)
	Yen (millions)			U.S. Dollars (millions)
	2006	2005		2006
Depreciation (tangible assets):	¥275,213	¥287,400		$2,352
Capital investment *:	¥345,819	¥374,253		$2,956
R&D expenditures:	¥564,781	¥615,524		$4,827
Number of employees (Mar. 31)	334,402	334,752

*	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet *

(March 31, 2006)

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2006	March 31, 2005	March 31, 2006
Assets
Current assets:
Cash and cash equivalents	¥1,667,396	¥1,169,756	$14,251
Time deposits	11,001	144,781	94
Short-term investments	56,753	11,978	485
Trade receivables (notes and accounts)	1,146,815	1,251,738	9,802
Inventories	915,262	893,425	7,823
Other current assets	609,326	558,854	5,208

Total current assets	4,406,553	4,030,532	37,663

Noncurrent receivables	—	246,201	—
Investments and advances	1,100,035	1,146,505	9,402
Property, plant and equipment, net of accumulated depreciation	1,632,339	1,658,080	13,952
Other assets	825,713	975,563	7,057

Total assets	¥7,964,640	¥8,056,881	$68,074

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥339,845	¥385,474	$2,905
Trade payables (notes and accounts)	981,279	866,019	8,387
Other current liabilities	1,563,944	1,577,398	13,367

Total current liabilities	2,885,068	2,828,891	24,659

Long-term debt	264,070	477,143	2,257
Other long-term liabilities	526,290	710,654	4,498
Minority interests	501,591	495,941	4,287
Common stock	258,740	258,740	2,211
Capital surplus	1,234,289	1,230,701	10,550
Legal reserve	87,526	87,838	748
Retained earnings	2,575,890	2,461,071	22,016
Accumulated other comprehensive income (loss) **	(26,119)	(238,377)	(223)
Treasury stock	(342,705)	(255,721)	(2,929)

Total liabilities and stockholders’ equity	¥7,964,640	¥8,056,881	$68,074

**	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	March 31, 2006	March 31, 2005	March 31, 2006
Cumulative translation adjustments	¥(162,331)	¥(245,642)	$(1,387)
Unrealized holding gains of available-for-sale securities	145,306	72,608	1,242
Unrealized gains of derivative instruments	1,326	6,403	11
Minimum pension liability adjustments	(10,420)	(71,746)	(89)

*	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
AVC Networks
Video and audio equipment	¥1,576.5	¥1,482.6	106%	$13,474

Information and communications equipment	2,111.8	2,076.2	102%	18,050

Subtotal	3,688.3	3,558.8	104%	31,524

Home Appliances	1,183.1	1,156.5	102%	10,112

Components and Devices	1,086.6	1,112.5	98%	9,287

MEW and PanaHome	1,570.8	1,559.0	101%	13,426

JVC	699.0	717.8	97%	5,974

Other	666.5	609.0	109%	5,697

Total	¥8,894.3	¥8,713.6	102%	$76,020

Domestic sales	4,611.4	4,580.5	101%	39,414
Overseas sales	4,282.9	4,133.1	104%	36,606

[Domestic/Overseas Sales Breakdown]
(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2006/2005	Yen (billions)	Percentage 2006/2005
	2006		2006
AVC Networks
Video and audio equipment	¥476.2	102%	¥1,100.3	108%

Information and communications equipment	1,050.9	100%	1,060.9	103%

Subtotal	1,527.1	101%	2,161.2	106%

Home Appliances	682.2	100%	500.9	106%

Components and Devices	408.0	91%	678.6	102%

MEW and PanaHome	1,351.4	101%	219.4	101%

JVC	204.2	98%	494.8	97%

Other	438.5	113%	228.0	104%

Total	¥4,611.4	101%	¥4,282.9	104%

*	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
[Sales]

AVC Networks	¥3,986.1	¥3,858.8	103%	$34,069
Home Appliances	1,241.2	1,229.8	101%	10,609
Components and Devices	1,368.3	1,469.0	93%	11,695
MEW and PanaHome	1,747.2	1,686.2	104%	14,933
JVC	703.1	730.2	96%	6,009
Other	1,315.3	1,027.1	128%	11,242

Subtotal	10,361.2	10,001.1	104%	88,557
Eliminations	(1,466.9)	(1,287.5)	—	(12,537)

Consolidated total	¥8,894.3	¥8,713.6	102%	$76,020

[Segment Profit] **

AVC Networks	¥190.9	¥127.4	150%	$1,632
Home Appliances	77.2	74.8	103%	660
Components and Devices	81.1	57.8	140%	693
MEW and PanaHome	72.7	66.7	109%	621
JVC	(5.8)	9.9	—	(50)
Other	62.2	38.3	162%	532

Subtotal	478.3	374.9	128%	4,088
Corporate and eliminations	(64.0)	(66.4)	—	(547)

Consolidated total	¥414.3	¥308.5	134%	$3,541

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions)
	2006	2005		2006
[Sales]

Japan	¥6,890.3	¥6,620.0	104%	$58,891
Americas	1,366.5	1,271.6	107%	11,680
Europe	1,087.7	1,072.6	101%	9,297
Asia, China and others	2,716.4	2,445.0	111%	23,217

Subtotal	12,060.9	11,409.2	106%	103,085
Eliminations	(3,166.6)	(2,695.6)	—	(27,065)

Consolidated total	¥8,894.3	¥8,713.6	102%	$76,020

[Segment Profit]

Japan	¥374.1	¥262.1	143%	$3,197
Americas	16.8	20.8	81%	144
Europe	4.5	7.4	61%	38
Asia, China and others	81.4	75.3	108%	696

Subtotal	476.8	365.6	130%	4,075
Corporate and eliminations	(62.5)	(57.1)	—	(534)

Consolidated total	¥414.3	¥308.5	134%	$3,541

* **	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)		U.S. Dollars (millions)
	2006	2005	2006
Cash flows from operating activities:
Net income	¥154,410	¥58,481	$1,320
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	309,399	325,465	2,644
Net gain on sale of investments	(47,449)	(31,399)	(406)
Provision for doubtful receivables	8,409	4,963	72
Deferred income taxes	70,748	56,805	605
Write-down of investment securities	35,292	16,186	302
Impairment loss on long-lived assets	66,378	29,519	567
Minority interests	(987)	27,719	(8)
(Increase) decrease in trade receivables	(31,042)	61,207	(265)
(Increase) decrease in inventories	36,498	84,405	312
(Increase) decrease in other current assets	(57,990)	14,649	(496)
Increase (decrease) in trade payables	112,340	(74,276)	960
Increase (decrease) in accrued income taxes	3,872	(3,422)	33
Increase (decrease) in accrued expenses and other current liabilities	37,108	(10,736)	317
Increase (decrease) in retirement and severance benefits	(73,180)	(99,499)	(625)
Increase (decrease) in deposits and advances from customers	(13,304)	(13,873)	(114)
Other	(35,084)	18,368	(300)

Net cash provided by operating activities	¥575,418	¥464,562	$4,918

Cash flows from investing activities:
Proceeds from sale of short-term investments	41,867	6,117	358
Purchase of short-term investments	(54,967)	(9,001)	(470)
Proceeds from disposition of investments and advances	849,409	101,374	7,260
Increase in investments and advances	(385,865)	(133,636)	(3,298)
Capital expenditures	(356,751)	(352,203)	(3,049)
Proceeds from sale of fixed assets	168,631	78,131	1,441
(Increase) decrease in finance receivables	—	26,823	—
(Increase) decrease in time deposits	141,289	27,748	1,208
Inflows due to acquisition of additional shares of newly consolidated subsidiaries, net of cash paid	—	82,208	—
Proceeds from sale of shares of subsidiaries	63,083	—	539
Other	(59,605)	(5,857)	(510)

Net cash provided by (used in) investing activities	¥407,091	¥(178,296)	$3,479

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	15,037	(8,009)	128
Increase (decrease) in deposits and advances from employees	(104,835)	(125,261)	(896)
Proceeds from long-term debt	30,653	119,422	262
Repayments of long-term debt	(328,243)	(251,554)	(2,805)
Dividends paid	(39,105)	(35,251)	(334)
Dividends paid to minority interests	(16,281)	(14,765)	(139)
Repurchase of common stock	(87,150)	(92,879)	(745)
Sale of treasury stock	228	1,324	2
Other	5,128	1,395	44

Net cash used in financing activities	¥(524,568)	¥(405,578)	$(4,483)

Effect of exchange rate changes on cash and cash equivalents	39,699	14,054	339

Net increase (decrease) in cash and cash equivalents	497,640	(105,258)	4,253
Cash and cash equivalents at beginning of period	1,169,756	1,275,014	9,998

Cash and cash equivalents at end of period	¥1,667,396	¥1,169,756	$14,251

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

4.	Comprehensive income was reported as a gain of 366,668 million yen ($3,134 million) for fiscal 2006, and a gain of 219,606 million yen for fiscal 2005. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains of available-for-sale securities, unrealized gains of certain derivative instruments and minimum pension liability adjustments.

5.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Employees Pension Funds in certain of the company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare (the Ministry) for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in fiscal 2005. A gain of 31,509 million yen from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income for fiscal 2005.

7.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, fiscal 2005 sales breakdown and segment information for the Home Appliances and MEW and PanaHome segments have been reclassified.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

9.	Number of consolidated companies: 638

10.	Number of companies reflected by the equity method: 67

11.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 117 yen, the approximate rate on the Tokyo Foreign Exchange Market on March 31, 2006.

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Subsequent event:

On April 28, 2006, the Board of Directors approved plans to proactively provide returns to shareholders and continue the policy toward large-scale purchases of Matsushita Electric Industrial Co., Ltd. shares, with the aim of implementing its policy of shareholder-oriented management.

Specifically, Matsushita plans to increase total cash dividends per share for fiscal 2007, ending March 31, 2007, to 30 yen, compared with fiscal 2006 cash dividends of 20 yen per share. Regarding share repurchases, the company plans to repurchase up to 50 million shares of its own stock for a maximum of 100 billion yen.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to continue its policy toward large-scale purchasers who intend to acquire 20% or more of all voting rights of the company. This policy requires that (i) a large-scale purchaser provides sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders.

For further details, please see the press release, regarding the Enhancement of Shareholder Value (ESV) Plan, issued on April 28, 2006 entitled “Matsushita Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares.”

Significant	Accounting Policies:

1.	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 13.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No. 13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company and most of its domestic subsidiaries maintain defined benefit pension plans such as point-based benefits system and cash balance pension plans. Several of its domestic subsidiaries have lump-sum payment plans, while several overseas subsidiaries also maintain defined benefit pension plans.

The company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employer’s Accounting for Pensions.” The transfer of the substitutional portion of Japanese Welfare Pension Insurance is accounted for in accordance with the Emerging Issues Task Force (EITF) Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Matsushita Electric Industrial Co., Ltd.

Consolidated Information of Marketable Securities *

(March 31, 2006)

	Yen (millions)
	March 31, 2006			March 31, 2005
	Cost	Fair value	Gross unrealized holding gains (losses)	Cost	Fair value	Gross unrealized holding gains (losses)
Current

Equity securities	—	—	—	—	—	—
Bonds	31,528	31,512	(16)	5,035	5,035	—
Other debt securities	25,241	25,241	—	6,943	6,943	—

Sub-total	¥56,769	¥56,753	¥(16)	¥11,978	¥11,978	¥—

Noncurrent

Equity securities	230,400	527,705	297,305	228,202	392,903	164,701
Bonds	123,080	122,380	(700)	71,844	72,104	260
Other debt securities	18,580	18,654	74	18,258	18,282	24

Sub-total	¥372,060	¥668,739	¥296,679	¥318,304	¥483,289	¥164,985

Total	¥428,829	¥725,492	¥296,663	¥330,282	¥495,267	¥164,985

*	The statement of marketable securities represents (presented in yen only) marketable equity securities other than investments in associated companies and all debt securities in accordance with SFAS No.115 “Accounting for Certain Investments in Debt and Equity Securities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 637 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which has been categorized into the following six segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, JVC, and Other.

* For major product lines in each segment, please refer to “Details of Product Categories” on page 19.

2. Business Domain Chart

Details of Product Categories

AVC Networks

Plasma, LCD and CRT TVs, DVD recorders/players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and SD players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, copiers, printers, telephones, cellular phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric and gas heating equipment, electric and gas hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

Components and Devices

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, housing-related services (residential real estate), etc.

JVC

LCD, rear projection, plasma and CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipment, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

Other

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Year ended March 31)

	Yen (millions)		Percentage 2006/2005
	2006	2005
Net sales	¥4,472,579	¥4,145,654	108%
Cost of sales	(3,603,401)	(3,368,926)
Selling, general and administrative expenses	(745,960)	(688,335)

Operating profit	123,218	88,393	139%

Interest income	1,226	2,529
Dividend income	127,066	63,593
Other income	27,935	38,914
Interest expense	(6,029)	(8,499)
Other expenses	(56,991)	(68,650)

Recurring profit	216,425	116,280	186%

Non-recurring profit	106,944	28,970
Non-recurring loss	(326,036)	(38,052)

Income (loss) before income taxes	(2,667)	107,198	—

Provision for income taxes
Current	9,283	7,857
Deferred	(32,395)	25,888

Net income	¥20,445	¥73,453	28%

Unappropriated retained earnings at beginning of period	43,786	41,012
Interim dividend	(22,168)	(17,284)
Unappropriated retained earnings at end of period	42,063	97,181

Notes to parent-alone financial statements:

1.	Amounts less than 1 million yen have been rounded to the nearest whole million yen amount in the accompanying parent-alone financial statement.

2.	Similarly, in the descriptions on pages 4, 5 and 22 regarding parent-alone results and parent-alone sales breakdown, amounts less than one-tenth of a billion yen are rounded to the nearest whole billion yen amount.

3.	Non-recurring profit for fiscal 2006 includes 67,114 million yen related to the sale of securities, 21,047 million yen related to the sale of securities of certain subsidiaries, and 14,604 million yen as a result of the sale of certain fixed assets. Non-recurring loss for fiscal 2006 includes 184,532 million yen as a loss on valuation of securities associated with the liquidation of a subsidiary, MHI, 113,194 million yen as restructuring expenses such as losses associated with the closing of CRT TV-related overseas operations, and 24,905 million yen related to a recall of certain kerosene fan heaters, which the company manufactured and sold in Japan between 1985 and 1992.

4.	Net income per common share:

	2006	2005
Basic	9.08 yen	31.90 yen
Diluted	9.08 yen	—

Net income per common share (diluted) for fiscal 2005 is omitted because the company does not hold any dilutive securities.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet *

(March 31, 2006)

	Yen (millions)
	March 31, 2006	March 31, 2005
Assets
Current assets:
Cash and deposits	¥865,431	¥449,124
Trade receivables (notes and accounts)	558,103	512,017
Inventories	164,375	164,053
Other current assets	548,496	516,436

Total current assets	2,136,405	1,641,630

Fixed assets:
Tangible fixed assets	356,616	391,514
Intangibles	30,609	27,577
Investments and advances	2,467,631	2,859,819

Total fixed assets	2,854,856	3,278,910

Total assets	¥4,991,261	¥4,920,540

Liabilities and Shareholders’ Equity

Current liabilities:
Trade payables (notes and accounts)	¥478,577	¥435,491
Accrued income taxes	1,528	3,427
Other current liabilities	1,411,341	1,246,183

Total current liabilities	1,891,446	1,685,101

Long-term debt and employee retirement and severance benefits	361,402	455,690

Total liabilities	2,252,848	2,140,791

Shareholders’ equity:
Capital	258,740	258,740
Capital surplus	569,927	571,848
Retained earnings	2,102,869	2,121,787
Unrealized holding gains of available-for-sale securities	150,475	83,817
Treasury stock	(343,598)	(256,443)

Total shareholders’ equity	2,738,413	2,779,749

Total liabilities and shareholders’ equity	¥4,991,261	¥4,920,540

*	See Notes to parent-alone financial statements on page 20.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Proposed Allocation of Income *

(Year ended March 31)

	Yen (millions)
	2006		2005
Unappropriated retained earnings at end of year	¥42,063		¥97,181

To be allocated as follows:
Year-end dividends	22,095		16,938
(per common share)	(10.00 yen	)	(7.50 yen	)
Directors’ bonuses	240		240
Corporate auditors’ bonuses	18		18
Reserve for advanced depreciation	4,927		199
Contingency reserve	—		36,000

Unappropriated retained earnings carried forward to next period	¥14,783		¥43,786

*	See Notes to parent-alone financial statements on page 20.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2006/2005
	2006	2005
AVC Networks
Video and audio equipment	¥848.2	¥802.4	106%

Information and communications equipment	1,038.6	977.0	106%

Subtotal	1,886.8	1,779.4	106%

Home Appliances	747.3	768.9	97%

Components and Devices	779.1	849.2	92%

MEW Products	177.4	41.2	431%

Other	882.0	707.0	125%

Total	¥4,472.6	¥4,145.7	108%

Domestic sales	2,561.4	2,447.5	105%
Exports	1,911.2	1,698.2	113%

*	See Notes to parent-alone financial statements on page 20.

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is contributing to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Matsushita, as a public entity, is committed to its relationships with all stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since the company’s founding, Matsushita has managed its businesses in a manner reflecting the company’s belief in the importance of profit return to shareholders. In fiscal 2005, ended March 2005, along with the implementation of a new mid-term growth strategy, Matsushita implements a policy regarding returns to shareholders which takes into consideration its consolidated business performance.

Specifically, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

1) Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita also aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the company’s financial condition.

2) Own share repurchases:

Matsushita will provide return to shareholders by enhancing shareholder value per share through a reduction, in effect, of the number of outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows.

In line with the policy described above, for fiscal 2006 Matsushita distributed an interim cash dividend of 10 yen per common share, and also plans to pay 10 yen per common share as the year-end cash dividend, subject to approval at the company’s ordinary general meeting of shareholders to be held in June 2006. If implemented, total cash dividends for fiscal 2006 will be 20 yen per common share.

For details about annual dividends and own share repurchases for fiscal 2007, ending March 2007, see separate press releases issued today, “Matsushita Announces Plans to Increase Dividends for Fiscal 2007” and “Matsushita to Execute Own Share Repurchase.”

(3) Company’s Policy on Reduction of the Share Trading Unit Size

Matsushita has given careful consideration as to whether or not it should avail itself to reduce the number of shares per unit for trading (“share trading unit”) on stock markets in Japan, but as of today, the company believes it is too early to do so. Recognizing the importance of increased participation in capital markets by individual investors, Matsushita, over the years, has implemented various measures with individual shareholders in mind. Some of these include renewal of the company’s investor relations website, more detailed business reports to shareholders and improved general shareholder meeting arrangements. Since Matsushita is aware that a reduction in the share trading unit size is an effective method for broadening its individual shareholder base, the company will continue to discuss and evaluate possible benefits resulting from a reduction in the share trading unit size.

(4) Corporate Management Strategies and Challenges

The Matsushita Group aims to achieve, through cutting-edge technologies, global excellence in 2010 by pursuing the two visions of contributing to the realization of a ubiquitous networking society and coexistence with the global environment. The global economic outlook for fiscal 2007, ending March 31, 2007, remains uncertain, due mainly to various factors such as rising crude oil and raw materials prices. In the electronics industry, Matsushita expects ever-intensified competition to continue. In fiscal 2007, the final year of the mid-term management plan Leap Ahead 21, Matsushita will further accelerate growth strategies and strengthen management structures.

<Major Activities Undertaken in Fiscal 2006>

Matsushita viewed fiscal 2006, the second year of the 3-year management plan ending March 31, 2007, as a crucial year in establishing growth at each business domain company. To achieve the goals of this management plan, the company implemented growth strategies and strengthened management structures, as described below.

- Matsushita aggressively launched and promoted a new series of V-products to capture top shares in high-volume markets and make a significant contribution to overall business results. Sales of these products increased not only in plasma TVs, digital cameras and other digital AV equipment, but also in home appliances, led by revolutionary refrigerators, featuring top-unit compressors to increase internal capacity, tilted-drum washing machines with efficient heat-pump dryers and air conditioners with automatic filter cleaning and dust removal functions.

- The company also continued its focus on simultaneous global product introductions in digital AV and other product categories to continually expand priority businesses. A good example of success through this strategy is the plasma TV business. Matsushita has captured high market shares in Japan, the United States and Europe through the simultaneous introduction of plasma TVs in these regions. To further establish the company’s position as the industry leader, Matsushita announced the world’s largest plasma display. At 103 inches, this product demonstrates Matsushita’s unparalleled technologies in the plasma TV field.

- Regarding capital expenditures, the company maintained its policy of concentrating investments into strategic areas. In fiscal 2006, these included a new PDP factory in Amagasaki, which commenced operations in September 2005, Matsushita Hangzhou Industrial Park in China, and a new factory for state-of-the-art system LSIs in Uozu, Japan.

- Through collaboration with MEW, Matsushita launched Collaboration V-products such as bathroom systems, modular kitchen systems and air purifiers, while utilizing MEW marketing channels to increase sales of air conditioners.

- Aiming to reinforce its management structures, the company has made all-out efforts to reduce materials costs and other expenses. These activities, including company-wide cost reduction activities, have contributed to enhanced profitability, despite a severe management environment. Matsushita also carried out selection and concentration of management resources, restructuring at various locations and other reforms within each business domain company.

<Principal Initiatives for Fiscal 2007>

1. V-Products

Matsushita will place particular emphasis on V-products, which feature black-box technologies, and are essential to the company’s growth strategy. In fiscal 2007, the company expects sales of 1.8 trillion yen in a total of 82 product categories. To achieve this, Matsushita will carry out intensive marketing campaigns that focus on product functions and features. Furthermore, Matsushita will expand the scope of simultaneous global introductions in terms of both products and regions. Through these and other initiatives, Matsushita aims to increase market share and solidify its competitive position in global markets.

2. Investment Strategy

Regarding capital expenditures, Matsushita will continue to focus investment into strategic businesses. In PDPs, the company announced the construction of a fourth domestic factory in Amagasaki, Japan, where operations are scheduled to commence in fiscal 2008. Including the new factory, Matsushita will increase annual production capacity of PDPs to 11.5 million units by fiscal 2009, enabling the company to meet rapidly expanding global demand.

3. Overseas Strategy

Matsushita will also strengthen overseas operations, which serve as a “growth engine” for the entire Matsushita Group. The company will select products and sales channels according to specific strategies in each region or country, and concentrate management resources accordingly. In the growing market such as China and Russia, as well as Europe and the United States, the company will strive to strengthen sales initiatives, aiming at expanding sales.

4. Strengthened Management Structure

In order to further strengthen management structures, Matsushita implemented the Next Cell Production Project, which will facilitate a more flexible manufacturing structure. In fiscal 2007, the company intends to further take advantage of information technology (IT) in promoting large-scale inventory reduction activities. Meanwhile, through the Corporate Cost Busters Project, the company will eliminate redundancies throughout all areas of business, to enhance profitability.

5. Collaboration with MEW

Matsushita strives to achieve further success through collaboration with MEW, by integrating the components and devices and black-box technologies of both companies, in addition to comprehensive utilization of sales channels and augmented overseas businesses.

(5) Matters concerning the parent company

Matsushita has no parent company.

# # #

April 28, 2006

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2006 ended March 31, 2006

1. Sales breakdown for Fiscal 2006 ended March 31, 2006 and Fiscal 2007 Forecast

Fiscal 2006 Results	yen (billions)
By Product Category	Total	06/05	Local currency basis 06/05	Domestic	06/05	Overseas	06/05	Local currency basis 06/05
Video and audio equipment	1,576.5	106%	103%	476.2	102%	1,100.3	108%	104%
Information and communications equipment	2,111.8	102%	99%	1,050.9	100%	1,060.9	103%	98%
AVC Networks	3,688.3	104%	101%	1,527.1	101%	2,161.2	106%	101%
Home Appliances	1,183.1	102%	100%	682.2	100%	500.9	106%	101%
Components and Devices	1,086.6	98%	95%	408.0	91%	678.6	102%	97%
MEW and PanaHome	1,570.8	101%	100%	1,351.4	101%	219.4	101%	96%
JVC	699.0	97%	94%	204.2	98%	494.8	97%	93%
Other	666.5	109%	108%	438.5	113%	228.0	104%	100%

Total	8,894.3	102%	100%	4,611.4	101%	4,282.9	104%	99%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 sales results for those product categories.

Fiscal 2007 Forecast	yen (billions)
By Product Category	Total	07/06	Local currency basis 07/06	Domestic	07/06	Overseas	07/06	Local currency basis 07/06
Video and audio equipment	1,710.0	108%	113%	479.0	101%	1,231.0	112%	118%
Information and communications equipment	2,040.0	97%	100%	1,083.0	103%	957.0	90%	96%
AVC Networks	3,750.0	102%	105%	1,562.0	102%	2,188.0	101%	107%
Home Appliances	1,180.0	100%	102%	686.0	101%	494.0	99%	104%
Components and Devices	1,100.0	101%	105%	423.0	104%	677.0	100%	106%
MEW and PanaHome	1,585.0	101%	102%	1,362.0	101%	223.0	102%	107%
JVC	710.0	102%	106%	204.0	100%	506.0	102%	109%
Other	625.0	94%	95%	403.0	92%	222.0	97%	100%

Total	8,950.0	101%	103%	4,640.0	101%	4,310.0	101%	106%

Overseas Sales	yen (billions)
	Fiscal 2006 Results			Fiscal 2007 Forecast
By Region		06/05	Local currency basis 06/05		07/06	Local currency basis 07/06
North and South America	1,387.4	108%	102%	1,394.0	100%	107%
Europe	1,113.6	99%	97%	1,122.0	101%	106%
Asia	1,106.5	105%	99%	1,027.0	93%	99%
China	675.4	101%	96%	767.0	114%	117%

Total	4,282.9	104%	99%	4,310.0	101%	106%

2 . Segment Information

<Consolidated> Fiscal 2006 Results	yen (billions)
	Sales	06/05	Segment profit	% of sales	06/05
AVC Networks	3,986.1	103%	190.9	4.8%	150%
Home Appliances	1,241.2	101%	77.2	6.2%	103%
Components and Devices	1,368.3	93%	81.1	5.9%	140%
MEW and PanaHome	1,747.2	104%	72.7	4.2%	109%
JVC	703.1	96%	-5.8	-0.8%	—
Other	1,315.3	128%	62.2	4.7%	162%
Total	10,361.2	104%	478.3	4.6%	128%

Corporate and eliminations	-1,466.9	—	-64.0	—	—

Consolidated total	8,894.3	102%	414.3	4.7%	134%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 sales results for those product categories.

<Consolidated> Fiscal 2007 Forecast	yen (billions)
	Sales	07/06	Segment profit	% of sales	07/06
AVC Networks	4,100.0	103%	226.0	5.5%	118%
Home Appliances	1,250.0	101%	80.0	6.4%	104%
Components and Devices	1,400.0	102%	91.0	6.5%	112%
MEW and PanaHome	1,770.0	101%	87.0	4.9%	120%
JVC	720.0	102%	9.5	1.3%	—
Other	1,250.0	95%	55.0	4.4%	88%
Total	10,490.0	101%	548.5	5.2%	115%

Corporate and eliminations	-1,540.0	—	-98.5	—	—

Consolidated total	8,950.0	101%	450.0	5.0%	109%

As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

3 . Capital Investment, Depreciation and R&D Expenditures

Capital Investment**
<Consolidated>	yen (billions)			yen (billions)
	Fiscal 2006 Results			Fiscal 2007 Forecast
		06-05			07-06
AVC Networks	120.6	+25.6	AVC Networks	149.0	+28.4
Home Appliances	42.2	+7.9	Home Appliances	42.0	-0.2
* Components and Devices	116.6	-3.5	* Components and Devices	122.0	+5.4
MEW and PanaHome	36.4	+4.5	MEW and PanaHome	40.0	+3.6
JVC	13.8	-4.3	JVC	14.0	+0.2
Other	16.2	-58.7	Other	13.0	-3.2

Total	345.8	-28.5	Total	380.0	+34.2

* semiconductors	73.0	-8.0	* semiconductors	70.0	-3.0

**	These figures are calculated on an accrual basis.

Depreciation (Tangible assets)

<Consolidated>		yen (billions)
Fiscal 2006 Results		Fiscal 2007 Forecast
	06-05		07-06
275.2	-12.2	300.0	+24.8

R&D Expenditures

<Consolidated>		yen (billions)
Fiscal 2006 Results		Fiscal 2007 Forecast
	06-05		07-06
564.8	-50.7	590.0	+25.2

4. Intellectual Property Rights; Patents

	(Number of patents)
	end of March 2005	end of March 2006
Domestic	47,166	46,040
Overseas	43,660	48,444

Total	90,826	94,484

<Owned by Matsushita Electric Industrial Co., Ltd. and major consolidated subsidiaries, excluding Matsushita Electric Works, Ltd., PanaHome Corporation and Victor Company of Japan, Ltd.>

5. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2005	Fiscal 2006	Fiscal 2007 Forecast
U.S. Dollars	¥ 108	¥ 109	¥ 107
Euro	¥ 133	¥ 135	¥ 130

<Rates Used for Consolidation>
	Fiscal 2005	Fiscal 2006	Fiscal 2007 Forecast
U.S. Dollars	¥ 108	¥ 113	¥ 107
Euro	¥ 135	¥ 138	¥ 130

6. Number of Employees

<Consolidated>	(persons)
	end of March 2005	end of March 2006
Domestic	150,642	144,871
Overseas	184,110	189,531

Total	334,752	334,402

7. Other Information

		(shares)
		end of March 2005	end of March 2006
Issued Shares	(a)	2,453,053,497	2,453,053,497
Treasury Stock	(b)	194,695,787	243,521,506
Outstanding Shares (excluding treasury stock)	(a-b)	2,258,357,710	2,209,531,991

		Fiscal 2006 Results	Fiscal 2007 Forecast
Net income per common share*, basic		¥69.48	¥85.99
Net income per common share*, diluted		¥69.48	¥85.99
Stockholders’ equity** per common share at the end of each period		¥1,714.22	—

*	The forecast for fiscal 2007 is based on the assumption that the number of common shares does not change.
**	Stockholders’ equity is calculated according to U.S. generally accepted accounting principles (U.S. GAAP).

8. Annual Forecast for Fiscal 2007, ending March 31, 2007

	yen (billions)
	Fiscal 2006 Results		Fiscal 2007 Forecast
		06/05			07/06
Sales	8,894.3	102%	8,950.0		101%
Operating profit *	414.3	134%	450.0	**	109%
(% of Sales)	(4.7%)		(5.0%)
Income before income taxes	371.3	150%	400.0	**	108%
(% of Sales)	(4.2%)		(4.5%)
Net income	154.4	264%	190.0		123%
(% of Sales)	(1.7%)		(2.1%)

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.
**	Factors affecting the forecast for other income (deductions) of 50.0 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 35.0 billion yen and other expenses of 15.0 billion yen.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment	1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales. As such, amounts herein do not correspond to those in Segment information.

<Consolidated>		yen (billions)
		Fiscal 2006 Result
	Products	Sales	06/05
AVC Networks	VCRs	164.8	79%
	Digital cameras	129.5	181%
	TVs	844.4	120%
	Plasma TVs only	420.9	193%
	DVD recorders	109.1	101%
	Audio equipment	191.8	85%
	Information equipment	1,325.0	109%
	Communications equipment	786.8	91%
	Mobile communications equipment only	412.9	84%

Home Appliances	Air conditioners	229.3	104%
	Refrigerators	99.8	99%

Components and Devices	General components	369.4	102%
	Semiconductors *	458.0	96%
	Batteries	297.2	100%

Other	FA equipment	187.6	117%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2007 is 492.0 billion yen, up 7% from fiscal 2006.

<Attachment 2>

Financial Data for the primary business domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2006 Results	yen (billions)
	Sales		Domain company profit
		06/05		06/05	% of sales
Panasonic AVC Networks Company	1,518.1	115%	57.6	191%	3.8%
Panasonic Communications Co., Ltd.	477.0	103%	20.4	110%	4.3%
Panasonic Mobile Communications Co., Ltd.	521.7	93%	-8.4	—	-1.6%

Fiscal 2007 Forecast	yen (billions)
	Sales		Domain company profit
		07/06		07/06	% of sales
Panasonic AVC Networks Company	1,780.0	117%	89.0	155%	5.0%
Panasonic Communications Co., Ltd.	476.1	100%	24.6	121%	5.2%
Panasonic Mobile Communications Co., Ltd.	450.0	86%	6.0	—	1.3%
Panasonic Electronic Devices Co., Ltd.	460.0	101%	30.0	112%	6.5%

Notes:	1. From fiscal 2007, the company will begin disclosing information for Panasonic Electronic Devices Co., Ltd.

2. The above information for Panasonic AVC Networks Company does not include sales and profit of domestic and overseas sales divisions.

3.      The above information for Panasonic Communications Co., Ltd., Panasonic Mobile Communications Co., Ltd. and Panasonic Electronic Devices Co., Ltd. does not include sales and profit of certain overseas sales divisions.

<Capital Investment> *	yen (billions)
	Fiscal 2006 Result		Fiscal 2007 Forecast
		06-05		07-06
Panasonic AVC Networks Company	83.7	+9.9	109.0	+25.3
Panasonic Communications Co., Ltd.	10.2	+2.0	12.3	+2.1
Panasonic Mobile Communications Co., Ltd.	6.8	+2.5	6.8	+0.0
Panasonic Electronic Devices Co., Ltd.	26.4	—	31.1	+4.7

*	These figures are calculated on an accrual basis.

<Number of Employees>	(persons)
end of March, 2006
Panasonic AVC Networks Company	29,553
Panasonic Communications Co., Ltd.	17,250
Panasonic Mobile Communications Co., Ltd.	5,284

<Attachment 3> Reference

Financial Data for the primary business domain companies for fiscal 2005 and fiscal 2006

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2006 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
PAVC	338.8	99%	387.0	113%	725.8	106%	452.9	122%	339.4	125%	792.3	123%	1,518.1	115%
PCC	116.9	98%	125.8	105%	242.7	101%	123.1	106%	111.2	104%	234.3	105%	477.0	103%
PMC	131.6	95%	114.8	75%	246.4	85%	131.7	106%	143.6	99%	275.3	102%	521.7	93%

Domain company profit	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
PAVC	7.5	144%	20.5	143%	28.0	144%	22.9	218%	6.7	6700%	29.6	279%	57.6	191%
PCC	4.7	142%	5.1	102%	9.8	118%	6.1	122%	4.5	87%	10.6	104%	20.4	110%
PMC	-3.4	—	-1.9	—	-5.3	—	-2.3	—	-0.8	—	-3.1	—	-8.4	—

Fiscal 2005 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
PAVC	340.6	124%	341.2	111%	681.8	117%	370.2	107%	272.6	100%	642.8	104%	1,324.6	110%
PCC	119.6	103%	120.3	94%	239.9	98%	116.0	96%	107.4	106%	223.4	100%	463.3	99%
PMC	138.2	90%	152.1	114%	290.3	101%	124.4	76%	144.8	127%	269.2	97%	559.5	99%

Domain company profit	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
PAVC	5.2	208%	14.3	124%	19.5	139%	10.5	104%	0.1	2%	10.6	72%	30.1	105%
PCC	3.3	157%	5.0	139%	8.3	146%	5.0	104%	5.2	149%	10.2	123%	18.5	132%
PMC	1.1	21%	0.7	16%	1.8	18%	-6.4	—	-4.3	—	-10.7	—	-8.9	—

PAVC	:	PanasonicAVC Networks Company
PCC	:	PanasonicCommunications Co., Ltd.
PMC	:	Panasonic Mobile Communications Co., Ltd.

<Attachment 4> Reference

Segment information for fiscal 2005 and fiscal 2006

<Consolidated>

Fiscal 2006 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	913.4	101%	968.4	99%	1,881.8	100%	1,125.5	108%	978.8	105%	2,104.3	107%	3,986.1	103%
Home Appliances	323.2	100%	280.5	98%	603.7	99%	329.5	103%	308.0	103%	637.5	103%	1,241.2	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%
Total	2,396.4	99%	2,562.4	101%	4,958.8	100%	2,783.7	107%	2,618.7	109%	5,402.4	108%	10,361.2	104%
Corporate and eliminations	-348.2	—	-351.4	—	-699.6	—	-385.3	—	-382.0	—	-767.3	—	-1,466.9	—
Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	28.4	165%	56.4	110%	84.8	124%	58.1	226%	48.0	144%	106.1	180%	190.9	150%
Home Appliances	18.6	104%	20.9	111%	39.5	107%	24.4	113%	13.3	81%	37.7	99%	77.2	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%
Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%
Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—
Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 sales results for those product categories.

Fiscal 2005 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	323.1	110%	287.2	93%	610.3	101%	320.2	102%	299.3	98%	619.5	100%	1,229.8	101%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	377.5	—	421.2	—	798.7	—	422.4	—	465.1	—	887.5	—	1,686.2	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%
Total	2,435.7	122%	2,548.9	119%	4,984.6	120%	2,603.8	114%	2,412.7	117%	5,016.5	115%	10,001.1	118%
Corporate and eliminations	-333.7	—	-332.3	—	-666.0	—	-307.3	—	-314.2	—	-621.5	—	-1,287.5	—
Consolidated total	2,102.0	119%	2,216.6	118%	4,318.6	119%	2,296.5	113%	2,098.5	116%	4,395.0	114%	8,713.6	116%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.9	263%	18.9	155%	36.8	194%	21.6	108%	16.4	120%	38.0	113%	74.8	142%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	4.9	—	20.7	—	25.6	—	20.3	—	20.8	—	41.1	—	66.7	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%
Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%
Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—
Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, fiscal 2005 sales breakdown and segment information for the Home Appliances and MEW and PanaHome segments have been reclassified.

April 28, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares

Osaka, Japan, April 28, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors has decided to continue the company’s policy toward large-scale purchases of Matsushita shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005. As stated in the April 28, 2005 press release, the ESV Plan reflects Matsushita’s policy toward:

(i)	a purchase of Matsushita shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Matsushita, or

(ii)	a purchase of Matsushita shares resulting in a group of shareholders holding 20% or more of the total voting rights of Matsushita.

(The ESV Plan does not apply to cases where Matsushita’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

Also in the April 28, 2005 press release, Matsushita indicated that it intended to review the policy mentioned above, as necessary, for reasons including the enforcement of the Company Law in Japan and any other enactments of legislation, and that any such review would be conducted strictly in the interests of all shareholders. Today’s decision to continue the ESV Plan is a result of such review.

In the following outline of the details of the ESV Plan, a purchase of Matsushita shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Matsushita’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Matsushita Group recorded consolidated net sales of 8,894.3 billion yen for fiscal 2006, ended March 31, 2006, and consists of 637 consolidated subsidiaries and 334,402 employees on a consolidated basis, as of March 31, 2006. Taking into account the scale of the company’s operations and the wide range of its business fields, Matsushita believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Matsushita Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Matsushita’s Board of Directors has established rules concerning Large-scale Purchases of Matsushita shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

2. Large-scale Purchase Rules

Matsushita’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Matsushita. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Matsushita’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Matsushita a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may require additional information until it receives sufficient information. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Matsushita’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Matsushita shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Matsushita’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and statutory auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in the attachment hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Matsushita’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Matsushita’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Matsushita believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita. To this extent, the ESV Plan is essentially different from other defense measures, which have the purpose of preventing a Large-scale Purchase based on the Board of Directors’ judgment and evaluation of the Large-scale Purchase. As an exception, however, in the event that it is clear to the Board of Directors, referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and statutory auditors, that a Large-scale Purchase will cause irreparable damage or loss to Matsushita and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-Scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Matsushita shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Matsushita’s shareholders and investors

Matsushita does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of a stock split, shareholders must take the necessary steps to enter a share transfer in the shareholders’ register prior to the record date of the stock split, which shall be determined and announced publicly by the Board of Directors. In the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights, in addition to entering a share transfer in the shareholders’ register. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. Matsushita will announce the details of such procedures in accordance with relevant laws and stock exchange regulations when the Board of Directors actually determines to issue stock acquisition rights.

The meeting of the Board of Directors on April 28, 2006, at which this policy was re-adopted, was held with all of the four Corporate Auditors of Matsushita (two of whom are outside Corporate Auditors) present. Each Corporate Auditor stated agreement with this policy on condition that it is duly implemented. The company amended the Articles of Incorporation in 2003, whereby the terms of office of all Directors were set for one year. Directors of Matsushita are elected at an annual general meeting of shareholders in June of each year. Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes: 1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Securities and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Securities and Exchange Law, including a purchase made on a securities exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Securities and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Securities and Exchange Law).

2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Matsushita at the relevant time, excluding the shares held by Matsushita as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Securities and Exchange Law.

(Attachment)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof :

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Matsushita as treasury stock), whose name is recorded in the register of shareholders or the register of beneficial shareholders as of the record date to be specified by the Board of Directors. In this regard, Matsushita may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights :

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued :

The total number of stock acquisition rights to be granted shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may grant stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be granted in total.

4. Payment amount of each stock acquisition right :

Zero yen (No payment is required.)

5. Price of assets to be invested upon exercise of a stock acquisition right :

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights :

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Matsushita by the person or company does not conflict with the benefit of all shareholders of Matsushita) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights :

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

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April 28, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Announces Plans to Increase Dividends for Fiscal 2007

Osaka, Japan, April 28, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors approved a plan to increase the total cash dividends per share for the current fiscal year, ending March 2007 (fiscal 2007).

Details are as follows:

1. Background

Matsushita has continuously implemented initiatives aimed at achieving growth and strengthening management structures at each business domain company through the company’s 3-year Leap Ahead 21 plan, which began in fiscal 2005. Matsushita thus strives to maximize shareholder value and proactively provide return to shareholders, in line with its policy of shareholder-oriented management.

Based on this policy, in fiscal 2005, Matsushita announced a new policy regarding return to shareholders, which takes into consideration consolidated business performance. Accordingly, Matsushita today announced its intention to increase total cash dividends per share for fiscal 2007, ending March 2007.

2. Dividends for Fiscal 2007

Matsushita plans to increase interim and year-end cash dividends per share for fiscal 2007 compared with the dividends for fiscal 2006, as shown below.

	Interim dividends per share	Year-end dividends per share	Total dividends per share for the fiscal year
Dividends for fiscal 2007	15.00 yen (planned)	15.00 yen (planned)	30.00 yen (planned)
(Reference) Dividends for fiscal 2006	10.00 yen	10.00 yen (planned)	20.00 yen (planned)
(Reference) Dividends for fiscal 2005	7.50 yen	7.50 yen	15.00 yen

3. Matsushita’s Policy for Providing Return to Shareholders

Matsushita aims to maximize shareholder value by enhancing its reputation in capital markets through the steady growth of mid-term business performance and return of profits to shareholders, based on consolidated business performance.

In particular, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated cash flows.

1) Dividends:

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on consolidated business performance. Matsushita also aims to promote stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditure requirements and the company’s financial condition.

2) Own share repurchases:

Matsushita will implement shareholder-oriented management by enhancing shareholder value per share through a reduction, in effect, of the number of outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #

April 28, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita to Execute Own Share Repurchase

Osaka, Japan, April 28, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, announced that its Board of Directors today resolved to repurchase its own shares, pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan.

1.	Reason for Share Repurchase

This resolution is a part of continuing efforts to enhance corporate value through shareholder-oriented management, and enables flexible and agile capital management, while increasing shareholder value per share.

2.	Details of Share Repurchase

1.	Class of shares: Common stock

2.	Aggregate number of repurchaseable shares: Up to 50 million shares

(2.0 % of the total number of shares issued)

3.	Aggregate repurchase amount: Up to 100 billion yen

4.	Period of repurchase: From May 1, 2006 to late March 2007

(Reference)

Total number of shares issued and treasury stock as of March 31, 2006:

•	Total number of shares issued (excluding treasury stock): 2,209,531,991 shares

•	Treasury stock: 243,521,506 shares

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